Form AW

March 17, 2009

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Nutrifruit Group Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed February 9, 2009 (Accession Number 0001204459-09-000211)
File No. 002-93231-NY

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), China Nutrifruit Group Limited (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, of Amendment No. 2 to Registration Statement (File No. 002-93231-NY) filed on February 9, 2009 bearing Accession Number 0001204459-09-000211, filed on Form S-1/A (the "Amendment").

The Registrant requests withdrawal of the Amendment because the incorrect File Number was indicated with the filing of the Amendment to the Commission via EDGAR due to a clerical error during the submission. Accordingly, the Registrant has re-filed the Amendment with the correct File Number (Accession Number 0001204459-09-000433).

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

Please note that the Registrant is filing this application to request withdrawal of the Amendment only and is not applying for withdrawal of the entire Registration Statement.

If you have any questions regarding this matter, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, the Registrant’s securities counsel, at (202) 663-8346. Thank you for your attention to this matter.

Sincerely,

/s/ Colman Cheng
Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited